UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 29, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

DEALING IN SECURITIES BY EXECUTIVE DIRECTOR

Johannesburg, Friday, 29 May 2026. In compliance with paragraphs 6.77 to 6.89 of the JSE Listings Requirements, the following information is disclosed:

Name of executive director:	HE Mashego
Name of Company:	Harmony
Type of transaction:	On-market sale of ordinary shares
Class of securities:	Ordinary shares
Nature and extent of interest	Direct beneficial
Date of transaction	28 May 2026
Number of shares:	3 000
Volume Weighted Average price per share:	R284.0333
Highest sale price:	R284.10
Lowest sale price:	R284.00
Total value of shares:	R852,100.80

Prior clearance was obtained in respect of the above dealings by the executive director.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
29 May 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 29, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director